Exhibit 99.1

Simple | Personal | Fair Investor Relations | Santiago, Chile Banco Santander Chile Solid business and client profitability trends July 28th, 2017

2 Banco Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences . Please refer to our 2015 20 - F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS . Nevertheless , the consolidated accounts are prepared on the basis of generally accepted accounting principles . All figures presented are in nominal terms . Historical figures are not adjusted by inflation . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank . Important information

3 ■ Macro - economic environment and financial system ■ Strategy and results ■ Outlook Agenda

4 GDP Central Bank ST Reference Rate YoY real growth , % % GDP growth expectations rise for 2018 - 19 Macroeconomic environment Inflation Annual change in UF inflation, % Unemployment % of workforce, % 2.3 1.6 1.5 2.2 3.0 2015 2016 2017 (e) 2018 (e) 2019 (e) 3.50 3.50 2.25 2.80 4.00 2015 2016 2017 (e) 2018 (e) 2019 (e) 4.1 2.7 1.9 2.5 3.0 2015 2016 2017 (e) 2018 (e) 2019 (e) 6.2 6.5 6.8 6.5 6.3 2015 2016 (e) 2017 (e) 2018 (e) 2019 (e) Source: Banco Central de Chile and estimates Santander Chile

5 207 209 212 213 216 J'16 S'16 D'16 M'17 M'17 4.9% 1.7% 4.7% 4.1% 5.0% 205 208 211 212 214 J'16 S'16 D'16 M'17 M'17 7.4% 4.2% 5.7% 5.5% 4.5 % Total Loans 1 Customer funds 1,2 US$bn US$bn Financial system: loan and customer funds Financial system outstripping GDP growth Source Superintendency of Banks of Chile. 1. Excludes Chilean assets and deposits held abroad except for Banco de Estado deposits. 2. Demand and time deposits plus mutual funds. Growth of retail loans offset by slower commercial loan growth due to weaker macroeconomic environment Mortgage lending leading deceleration after extraordinary growth in 2015 - 16 Stable asset quality High liquidity in the system to fund business growth Deceleration of customer fund growth due to shift of investment flows away from deposits to bonds given low interest rates

6 ■ Macro - economic environment and financial system ■ Strategy and results ■ Outlook Agenda

7 116 150 2Q16 2Q17 17.1 20.8 2Q16 2Q17 Ch$bn ROE reached 20.8% in 2 Q17 Net income 1 29.4% 1. Net income attributable to shareholders Positive results in 2Q17 % ROE Strong quarterly results driven by successful management of margins, fees, cost of credit and costs +370bp

8 281 369 6M16 6M17 242 293 6M16 6M17 Ch$bn ROE reached 20.3% in 6M17 Net income 2 Ch$bn Net income from reporting segments 1 31.6% 21.1% 1. Net interest income + Net fee and commission income + Financial transactions, net - Provision expense – Operating expenses from our reporting segments. 2. Net income attributable to shareholders Positive results in 2Q17 17.7 20.3 6M16 6M17 % ROE Strong results from most business segments despite low growth environment

9 I. Focusing growth on segments with the highest contribution, net of risk… II. … by increasing client loyalty through an improved client experience and quality of service III. Deepening ongoing commercial transformation by expanding digital banking capabilities IV. Optimizing profitability and capital use to increase shareholder value in time 4 objectives for healthy growth / higher profitability Strategy and results

10 20,236 20,040 20,691 20,109 19,255 J'16 S´16 D´16 M'17 J'17 Mutual funds brokered increase 14.0% YoY 6M’17 YoY(%) QoQ (%) Demand 7,196 (0.6) (2.9) Time 12,059 (7.2) (5.0) Total deposits 19,255 (4.8) (4.2) Mutual funds 1 5,563 14.0 1.3 Customer funds 24,818 (1.2) (3.0) Loan to deposit 2 100.3% Total Deposits - 4.8 % Ch$bn - 4.2% Ch$bn Strategy: I . Growth focused on segments with highest contribution, net of risk 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management, a subsidiary of SAM Investment Holdings Limited . 2. (Net Loans – portion of mortgages funded with long - term bonds) / (Time deposits + demand deposits).

11 Lower funding costs Strategy: IV. Optimizing profitability and capital % of loans Cost of time deposits 1 3.5% 3.4% 3.4% 3.2% 3.0 % Jun'16 Sep'16 Dec'16 Mar'17 Jun'17 Quarterly average time deposit cost 1. Quarterly Interest expense from time deposits / average quarterly balance of time deposits

12 26,401 26,868 27,206 27,453 27,156 Jun-16 Sep-16 Dic-16 Mar-17 Jun-17 Loans grow 2.9% YoY, with individual loans expanding 5.2% Total Loans Ch$bn 6M ’17 YoY (%) QoQ (%) Individuals 1 15,005 5.2 0.4 Consumer 4,470 5.4 (0.7) Mortgages 8,861 6.5 1.3 SMEs 3,720 5.1 (0.1) Retail 18,725 5.1 0.3 Middle Market 6,470 4.3 (1.0) Corporate 1,876 (18.6) 13.2) Total 2 27,156 2.9 (1.1) Ch$bn Strategy: I . Growth focused on segments with highest contribution, net of risk 2.9% - 1.1% Continued focus on profitability and slower economic growth affects lending in 2Q 1. Includes other commercial loans to individuals. 2. Includes other non - segmented loans and interbank loans

13 NPL and coverage ratio % of loans Cost of Credit 1 2.1% 2.1% 2.1% 2.2% 2.2% 140% 146% 145% 135% 136% Jun'16 Sep'16 Dec'16 Mar'17 Jun'17 Strategy: I . Growth focused on segments with highest contribution, net of risk Cost of credit at 1.1%. Stable asset quality metrics 1. Annualized quarterly provisions expense/total loans. 4Q15 excludes the one - time provision of Ch$35bn 2. 90 days or more NPLs 3. Loan loss reserves over NPLs. 1.3% 1.4% 1.3% 1.1% 1.1 % Jun'16 Sep'16 Dec'16 Mar'17 Jun'17 Cost of credit NPL 2 Coverage 3 We contionue to envision a cost of credit of 1.1% - 1.2% in 2017

14 3.6% 3.5% 3.5% 3.7% 3.9% 4.7% 4.9% 4.8% 4.8% 5.0% 2Q16 3Q16 4Q16 1Q17 2Q17 Client NIM net of risk Client NIM 4.6% 4.5% 4.2% 4.2% 4.6% 3.4% 3.2% 3.1% 3.2% 3.6% 0.9% 0.6% 0.5% 0.5% 0.7% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 2Q16 3Q16 4Q16 1Q17 2Q17 NIM NIM Net or risk Inflation Positive evolution of NIMs, net of risk driven by strong Client NIMs and a lower cost of credit NIM 1 , NIM Net of Risk & Inflation Strategy: I . Growth focused on segments with highest contribution, net of risk Lower YoY inflation offset by cheaper cost of funds and higher level of equity 1. Annualized Net interest income divided by average interest earning assets . 2. Annualized Net interest income from business segments divided by average interest earning loans. Client NIM 2 & Client NIM Net of Risk

15 I. Focusing growth on segments with the highest contribution, net of risk… II. … by increasing client loyalty through an improved client experience and quality of service III. Deepening ongoing commercial transformation by expanding digital banking capabilities IV. Optimizing profitability and capital use to increase shareholder value in time 4 objectives for healthy growth / higher profitability Strategy and results

16 42 46 6M16 6M17 371 384 6M16 6M17 117 131 6M16 6M17 Loyal Middle income customers 1 Customer loyalty in targeted segments continues to grow Loyal High income customers 1 + 12.1 % Strategy: II. Increasing client loyalty Loyal customers, thousands Loyal SME + Middle market customers 2 +10.3% +3.4% 1. Customers with 4 products plus a minimum profitability level and a minimum usage indicator. all differentiated by segment. 2 . Mid - market & SMEs cross - selling differentiated by client size using a point system that depends on number of products, usage of products and income net of ri sk

17 N et fee income Ch$bn Fee income from business segments Ch$bn 63.9 64.4 63.1 72.8 71.8 2Q16 3Q16 4Q16 1Q17 2Q17 This leads to a 14.0% YoY growth in fee income in 6M17 12.5% - 1.4 % Strategy: II. Increasing client loyalty Fees from Corporate are driven by greater financial advisory services 6M’17 YoY (%) QoQ (%) Retail 105.3 11.0 1.7 Middle Market 18.2 (4.4) (0.3) Corporate 16.5 23.4 (7.6) Subtotal 140.1 10.0 (5.6) Others 4.6 -- % -- % Total 144.7 14.0% (1.4)

18 I. Focusing growth on segments with the highest contribution, net of risk… II. … by increasing client loyalty through an improved client experience and quality of service III . Deepening ongoing commercial transformation by expanding digital banking capabilities IV. Optimizing profitability and capital use to increase shareholder value in time 4 objectives for healthy growth / higher profitability Strategy and results

19 1,484 1,059 Jun-16 Jun-17 Improving and reducing the physical distribution network… - 13.2 % ATMs Branches Employees - 28.6% - 5.0 % Strategy III: Digital transformation 468 406 Jun-16 Jun-17 11,653 11,068 Jun-16 Jun-17

20 … expanding the use of digital banking… Internet usage market share 1 Strategy III: Digital transformation 30% of consumer loans are now sold digitally Innovations in the APP 1. Market share over clients that enter a website with a passkey. Excludes Banco de Estado. Source: Superintendency of Banks of Chile. Yearly average. 42.2% 19.6% 19.6% 5.5% 4.2 % Insurance APP - offers products and assistance Clients select notifications they want to receive

21 … and creating friendlier and more productive multi - segment business centers 20 Work Cafes by year - end 100% dedicated to value added activities Multi - segment No tellers No back office Paperless Fully digital Strategy III: Digital transformation

22 66,230 73,746 83,939 95,201 110,109 114,313 2012 2013 2014 2015 2016 2Q17 Increasing our productivity… Volume* per branch ( Ch $ Million ) 2,822 3,157 3,466 3,825 4,219 4,193 2012 2013 2014 2015 2016 2Q17 Volume* per employee ( Ch $ million ) +72.5% +48.6 % Productivity per Branch Productivity per employee * Loans + deposits Strategy III: Digital transformation

23 6M17 YoY% QoQ % Personal exp. 194 (0.1) 9.4 Adm . exp . 113 (0.7) (7.0) Depreciation 36 20.6 6.6 Op. expenses 343 1.5 3.4 172 171 178 169 175 2Q16 3Q16 4Q16 1Q17 2Q17 9.8% 4.0% 3.9% 1.7% 1.4 % Quarterly YoY cost growth ..and improving our efficiency Operating expenses Ch$bn Efficiency Ratio 1 40.2% - 251bp +21bp Cost / Assets 1.9% - 3bp +5bp Strategy III: Digital transformation 1. Efficiency ratio: Oper . Expense excluding impairment / Net interest income + fee income + financial transactions, and Other operating income, net In 2Q17 the Bank recognized a one time charge of Ch$12bn for severance pay in Other operating expenses

24 I. Focusing growth on segments with the highest contribution, net of risk… II. … by increasing client loyalty through an improved client experience and quality of service III. Deepening ongoing commercial transformation by expanding digital banking capabilities IV. Optimizing profitability and capital use to increase shareholder value in time 4 objectives for healthy growth / higher profitability Strategy and results

25 Core capital ratio increases / Attractive dividend paid in 2Q17 Dividend per share 1.41 1.75 1.79 1.75 2014 2015 2016 2017 60% Payout 60% Payout 75% Payout Strategy: IV. Optimizing profitability and capital Ch $ per share 70% Payout 1. Source: Bloomberg Core Capital ratio 1 % A higher and more sustainable ROE is resulting in better capital ratios and greater dividend yields 10.3% 10.5% 10.7% 13.4% 13.4% 13.6 % Dec-15 Dec-16 Jun-17

26 New banking law submitted to Congress Capital requirements: Basel III, current GBL and new proposed requirements (% over risk weighted assets) Capital categories BIS III Current Law Proposed Bill (1) Total Tier 1 Capital (2+3) 6 4.5 6 (2) Basic Capital 4.5 4.5 4.5 (3) Additional Tier 1 Capital (AT1) 1.5 - 1.5 (4) Tier 2 Capital 2 3.5 2 (5) Total Regulatory Capital (1+4) 8 8 8 (6) Conservation Buffer 2.5 2% over effective equity in order to be classified in Category A solvency. 2.5 (7) Total Equity Requirement (5+6) 10.5 8 10.5 (8) Counter Cyclical Buffer up to 2.5 - up to 2.5 (9) SIB* Requirement Between 1 - 3.5 Up to 6% in case of a merger Between 1 - 3.5 Strategy: IV. Optimizing profitability and capital

27 Implementation of BIS III should not lead to a need to increase the Bank’s capital due to a high RWA density RWA density 3 of 77% should fall under BIS III. Under Chilean BIS I mortgage loans weigh 60% and other loans weigh 100% Strategy: IV. Optimizing profitability and capital

28 Under BIS III ( ECB model ) our core capital ratio is 140bp higher New risk weightings under Chilean regulations will be known after law is approved Capital ratio higher under BIS III 1,2 1. BIS I according to the SBIF. 2. According to ECB regulation and headquarters. Strategy: IV. Optimizing profitability and capital 10.7% 12.1% 13.6% 15.4 % SAN Chile BIS I (SBIF) SAN Chile BIS III (ECB) Core capital BIS ratio %

29 ■ Macro - economic environment and financial system ■ Strategy and results ■ Outlook Agenda

30 Sound outlook for Santander Chile BSAC: stronger Client contribution driving profitability in 2017, in line with strategy ▪ Business segment contribution up 21.6% YoY in 6M17 ▪ Loan growth at 2.9%, led by segments with highest contribution, net of risk, with retail loans growing 5.1% ▪ Demand deposits grow 4.8 % YoY with improving funding costs ▪ Client NII grew 11.5% YoY in 6M17 ▪ Customer loyalty and satisfaction continue to improve ▪ Stable asset quality: c overage lowers to 136% / NPLs at 2.2% / cost of credit decreases to 1.1% with a favorable outlook ▪ Cost growth under control: up 1.4% YoY in 6M17 . Branch optimization plans underway ▪ ROE reached 20.8% in th e second quarter. In 2017 we expect these sound business trends to continue Outlook ROE guidance increased to 19% - 19.5% for 2017